Exhibit 99.1

First High-School Education Group Announces Strategic Partnership with Fuhang Capital for a Collaborative Education Fund Initiative

BEIJING, September 15, 2021 /PRNewswire/ — First High-School Education Group Co., Ltd. (“First High-School Education Group” or the “Company”) (NYSE: FHS), the largest operator of private high schools in Western China and the third largest operator in China1, today announced its wholly-owned subsidiary, First High-School Group Hong Kong Limited, has entered into a strategic partnership agreement with Sichuan Fuhang Capital Equity Investment Fund Management Co., Ltd. (“Fuhang Capital”), to collaborate in establishing an education fund (the “Fund”) aiming to promote for a prosperous private high school education industry with strong regional cooperation and competitiveness.

With comprehensive educational training and development as a fundamental principle and a focus on online-merge-offline learning, or OMO learning, for an all-inclusive strategic layout, the Fund, upon establishment, aims to empower projects with high quality educational content production capabilities and cutting-edge technology.

Mr. Lidong Zhu, Senior Vice President and Chief Financial Officer of First High-School Education Group, commented: “We are excited about the expected establishment of the Fund and the impact it will bring to the education industry. Once established, the Fund will become a reliable long-term partner accompanying the growth of the education industry with full focus on education project investments.”

Mr. Liyong Chen, General Manager of Fuhang Capital, added: “Once established, the Fund will be deeply involved in project operations and provide expertise and guidance to empower investment projects in depth. With the opportunities to advance and optimize high-quality education development brought by favorable policies and current private high school education services, we look forward to collaborate with First High-School Education Group in creating high-quality high school education with strong regional cooperation and competitiveness.”

About Fuhang Capital

Fuhang Capital is a mixed ownership asset management and capital operations institution established under the construction of the Chengdu-Chongqing Economic Zone and the Chengdu-Chongqing Double City Economic Circle. Fuhang Capital offers a variety of value-added services, including investment financing and advisory services, through its extensive business portfolio and highly market-oriented mechanisms. As of December 31, 2020, Fuhang Capital managed four funds with a paid-in scale of over RMB3.5 billion and raised RMB12.1 billion for local economic development through its investment and financing advisory services.

[1]	In terms of student enrollment as of September 1, 2021, according to an industry report commissioned by First High-School Education Group and prepared by China Insights Industry Consultancy Limited.

About First High-School Education Group

First High-School Education Group is the largest operator of private high schools in Western China and the third largest operator in China2. The Company aspires to become a leader and innovator of private high school education in China, with the focuses on a comprehensive education management integrating education information consulting, education research project development, education talent management, education technology management, education service management, and general vocational integration development services. For more information, please visit https://ir.diyi.top/.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

For Investor and Media Inquiries Please Contact:

In China:

First High-School Education Group

Lillian Liu

Tel: +86-13062818313

E-mail: liuyi@dygz.com

[2]	In terms of student enrollment as of September 1, 2021, according to an industry report commissioned by First High-School Education Group and prepared by China Insights Industry Consultancy Limited.

The Blueshirt Group

Ms. Susie Wang

Phone: +86 138-1081-7475

Email: susie@blueshirtgroup.com

In the United States:

The Blueshirt Group

Ms. Julia Qian

Phone: +1 973-619-3227

Email: Julia@blueshirtgroup.com